 Exhibit 99.1

Mountain Province Diamonds Completes Previously Announced Refinancing Transaction

TSX and OTC: MPVD

TORONTO AND NEW YORK, Dec. 15, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX : MPVD) (OTC: MPVD) today announces the closing of its previously announced refinancing transaction (the "Transaction") involving the issuance of US$195.0 million aggregate principal amount of its 9.000% Senior Secured Second Lien Notes due 2025 (the "New Notes") to refinance US$189,150,000 aggregate principal amount of the Company's existing 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes"). The remaining balance of the Existing Notes, which matured today, were repaid with cash on hand.

The New Notes accrue interest at a rate of 9% per annum, were issued at 97% of face value, and have a three-year term.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"This refinancing package is a very positive result for the Company and for shareholders. To refinance in today's market with a solution that involves no share dilution to existing shareholders, and with a 9% coupon for US$195 million in debt addresses the refinancing requirement that was critical for the company. Mountain Province Diamonds now has the debt uncertainty dealt with, a discovery of a new extension to the Hearne kimberlite reported during 2022, an operational improvement plan being executed, and currently a strong underlying diamond market. During 2022 we also updated the 43-101 technical report on the Gahcho Kué mine which added almost $400 million in NPV post tax and royalties. I'm pleased to start 2023 with fresh funding and multiple growth opportunities."

The New Notes are guaranteed by each of the Company's subsidiaries. The New Notes and related guarantees are secured on a second lien basis by substantially all of the assets of the Company and the guarantors, subject to certain exclusions and permitted liens. These assets include a 49% participating interest in the joint venture (the "Joint Venture") with De Beers Canada Inc. that owns the Gahcho Kué diamond mine (the "Mine"). For more information on the collateral package, see the Company's management information circular dated October 28, 2022, which is available on the Company's SEDAR webpage at www.sedar.com.

The New Notes feature a true-up mechanism, pursuant to which a true-up amount is payable upon the final redemption or repayment of the New Notes to the extent necessary to make the total yield on the net proceeds of the New Notes equal to at least 12%.

The New Notes may be redeemed at any time at the option of the Company at a price equal to the principal amount of New Notes redeemed plus accrued and unpaid interest and any applicable true-up payment. The New Notes are subject to regular mandatory redemptions based on excess cash flow at the same price as an optional redemption.

The indenture governing the New Notes (the "Indenture") grants the holders of the New Notes certain approval rights related to the Company's annual budget (such approval not to be unreasonably withheld) and limits the Company's expenditures. The Indenture also features negative covenants with respect to, among other things, the incurrence of debt and liens, acquisitions and dispositions, restricted payments, investments, entry into new lines of business and transactions with affiliates.

The purchasers of the New Notes include certain entities (the "Related Entities") ultimately beneficially owned by Mr. Dermot Desmond (the "Related Investor"). The Related Entities collectively purchased US$65 million aggregate principal amount of the New Notes. The remaining US$130 million aggregate principal amount of the New Notes was purchased by third-party investors unrelated to the Company.

A special committee of independent directors of Mountain Province (the "Special Committee"), after giving due consideration to the best interests of the Company, current market conditions and the impact of entering into the Transaction on shareholders and the Company's other stakeholders, unanimously concluded that the Transaction was in the best interests of the Company and that the terms of the Transaction were reasonable in the circumstances. The Special Committee unanimously recommended the Transaction to the board of directors of the Company (the "Board"). The Board received the recommendations and findings of the Special Committee and unanimously approved the Transaction.  Mr. Jonathan Comerford and Mr. Brett Desmond, having declared conflicts of interest, did not attend any part of any meeting where the Transaction was discussed and did not vote on the Transaction. The Related Investor is the ultimate beneficial owner of approximately 35.4% of the Company's outstanding common shares and is therefore considered an insider and related party of the Company. As a result, the Transaction constituted a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The Company relied on the exemption from the MI 61-101 formal valuation requirements provided under section 5.5(c) of MI 61-101 as the Transaction was a distribution of securities of the Company to a related party for cash consideration and (i) neither the Company nor, to the knowledge of the Company after reasonable inquiry, the Related Investor, had knowledge of any material information concerning the Company or its securities that had not been generally disclosed, and (ii) completion of the Transaction had no effect on the direct or indirect voting interest of the Related Investor.

The Transaction was approved by the disinterested shareholders of the Company on December 12, 2022 in accordance with MI 61-101 and the rules of the Toronto Stock Exchange.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls over 113,000 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self- isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties with respect to the Transaction, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour  disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content:https://www.prnewswire.com/news-releases/mountain-province-diamonds-completes-previously-announced-refinancing-transaction-301704774.html

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2022/15/c2977.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:00e 15-DEC-22